EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

Parent
Banner Corporation
	Percentage of	Jurisdiction of State of
Subsidiaries	Ownership	Incorporation
Banner Bank (1)	100%	Washington
Islanders Bank (1)(3)	100%	Washington
Banner Capital Trusts II, III, IV, V, VI, and VII (1)	100%	Delaware
Springer Development, LLC (2)	100%	Washington
Community Financial Corporation (2)	100%	Oregon
Northwest Financial Corporation (2)	100%	Washington
Banner Investment Advisors, LLC (2)	100%	Washington
Siuslaw Statutory Trust I (1)	100%	Connecticut
Greater Sacramento Bancorp Statutory Trust I (1)	100%	Delaware
Greater Sacramento Bancorp Statutory Trust II (1)	100%	Delaware
Mission Oaks Statutory Trust I (1)	100%	Delaware

(1)    Wholly-owned by Banner Corporation.
(2)    Wholly-owned by Banner Bank.
(3)    On February 5, 2021, Islanders Bank merged with and into Banner Bank with Banner Bank as the surviving institution.
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